UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

1.	Name of Registrant: PrivateBancorp, Inc.

2.	Name of person relying on exemption: Glazer Capital, LLC

3.	Address of person relying on exemption: 250 West 55th Street Suite 30A New York, NY 10019

4.	Written materials: Attached hereto is a copy of a press release, dated December 1, 2016. This material is being submitted pursuant to Rule 14a-6(g)(1) of the Securities Exchange Act of 1934.

Glazer Capital, LLC Issues Open Letter to Shareholders of PrivateBancorp, Inc.

Believes the CIBC Merger Consideration Clearly Undervalues the Company in Light of the Recent Surge in Regional Bank Valuations

Explains That the Only Way for Shareholders to Preserve Their Ability to Receive Full and Fair Value for Their Investment Is By Rejecting the Proposed Merger with CIBC at the Upcoming Special Meeting Next Week

Urges Shareholders to Deny CIBC the Ability to Reap the Windfall Precipitated by Recent Bank-Favorable Market Developments

Gratified That ISS Recognizes That the Proposed Merger Undervalues PrivateBancorp and Recommends Shareholders Vote Against the Acquisition

NEW YORK, Dec. 1, 2016 /PRNewswire/ -- Glazer Capital, LLC, the manager of investment funds that collectively beneficially own 1,000,000 shares of PrivateBancorp, Inc. (NASDAQ: PVTB) (“PrivateBancorp”) common stock, issued an open letter today to PrivateBancorp shareholders detailing reasons for rejecting the proposed acquisition of PrivateBancorp by CIBC (the “CIBC Merger”) at the special meeting of PrivateBancorp shareholders scheduled to be held on December 8, 2016 (the “Special Meeting”).

The letter demonstrates, among other things, that (i) the CIBC Merger would prevent shareholders from realizing the benefits of the recent surge in regional bank valuations, (ii) PrivateBancorp’s Board of Directors has no choice under the terms of its merger agreement with CIBC but to present the CIBC Merger for a vote by shareholders at the upcoming Special Meeting, (iii) rejection of the CIBC Merger at the upcoming Special Meeting would not jeopardize the CIBC Merger and is the best means available for shareholders to achieve full and fair value, (iv) using traditional comparative valuation methodologies similar to those employed by Goldman Sachs and Sandler O’Neill in their respective fairness opinions, we believe that PrivateBancorp’s share price would exceed $50 per share absent the merger agreement with CIBC, (v) we believe that Goldman Sachs and Sandler O’Neill would not be able to re-render their fairness opinions based on current valuations, and (vi) we applaud ISS for its pragmatic, pro-shareholder approach.

The full text of the letter follows below:

December 1, 2016

Dear Fellow PrivateBancorp Shareholders,

On June 29, 2016, Canadian Imperial Bank of Commerce ("CIBC") announced1 an agreement to acquire PrivateBancorp, Inc. (“PrivateBancorp” or the “Company”) for cash and stock consideration (the “CIBC Merger”) then valued at $47.00 per share, a 31% premium to PrivateBancorp’s prior closing price of $35.93 (the “Unaffected Price”) on June 28, 2016. Since then, we have witnessed a seismic shift in the valuation of regional banks, rendering inadequate the merger consideration and obsolete the fairness opinions provided by Goldman Sachs (“Goldman”) and Sandler O’Neill (“Sandler”). Glazer Capital, LLC (“Glazer Capital”) is the beneficial owner of 1,000,000 shares of PrivateBancorp, and our sole interest is to ensure that all shareholders receive full and fair value for their investment in the Company.

We join Institutional Shareholder Services ("ISS") in calling on shareholders to reject the CIBC Merger, as presently structured, at the special meeting of PrivateBancorp shareholders scheduled to be held on December 8, 2016 (the “Special Meeting”). As we demonstrate herein, shareholders have very little to lose by rejecting the CIBC Merger, but a lot to gain.

PrivateBancorp’s shareholders are being asked to approve a transaction on December 8, 2016 that offers what is now at best a negligible premium, and more likely a discount, to PrivateBancorp’s standalone fair value. It is important to understand that the merger agreement signed by PrivateBancorp and CIBC contractually compels the Board of Directors of PrivateBancorp (the “Board”) to maintain its recommendation in favor of the CIBC Merger and to present the merger to shareholder for approval at the upcoming Special Meeting, forcing PrivateBancorp shareholders to take matters into their own hands by voting against the CIBC Merger. It is equally important to understand that a rejection of the CIBC Merger on December 8th would not cause the termination of the Merger Agreement, as PrivateBancorp would be contractually obligated to adjourn or postpone the Special Meeting up to two times in the event that shareholders fail to approve the CIBC Merger. What this would do, however, is unequivocally demonstrate to the boards of both PrivateBancorp and CIBC that PrivateBancorp’s shareholders demand an adequate premium to standalone value in order to approve a merger proposal, and that they refuse to allow CIBC to reap the windfall resulting from the recent significant increase in bank valuations.

We hope that it is as clear to you as it is to us and to ISS that voting against the CIBC Merger is a low risk method of pursuing the maximum value that we shareholders deserve for our investment in the shares of PrivateBancorp.

Share Price Performance of Comparable Companies

It is clear from the share prices of regional banks that market participants expect them to prosper under the Trump administration, based on, we believe, the likelihood of less restrictive regulation of regional banks, lower corporate taxes and higher interest rates. Since June 28, 2016, the day preceding the announcement of the agreement with CIBC, shares of the 18 comparable companies (“peers”) selected by Goldman in its fairness opinion (page 52 of the proxy statement2) and shares of the 20 peers selected by Sandler in its fairness opinion (page 65 of the proxy statement2) have, on average, appreciated in excess of 40% (Table 1). Shareholders of PrivateBancorp, however, are being offered merger consideration worth only 32% more than PrivateBancorp’s Unaffected Price. If PrivateBancorp’s shareholders approve the CIBC Merger at the Special Meeting, they will forfeit the opportunity to reap the benefit of the recent seismic shift in the value ascribed to asset sensitive regional banks. The proposed CIBC Merger is more aptly a takeunder, not a takeover.

Table1: Percentage Change From June 28, 2016 Through November 30, 2016
Goldman Sachs peers (average)	43%
Sandler O'Neill peers (average)	40%
iShares US Regional Banks ETF (ticker: IAT)	39%
S&P Regional Bank Select Industry Index	43%
PrivateBancorp (merger consideration value)	32%

Valuation of Comparable Companies

The tables on pages 51-53 and 64-67 of the proxy statement2 present valuation metrics from Goldman’s and Sandler’s fairness opinions (Table 2). Specifically, the tables illustrate that, at the time that the fairness opinions were rendered by Goldman and Sandler, the $47.00 merger consideration represented Price to Earnings Per Share (“EPS”), Price to Stated Book Value (“SBV”) and Price to Tangible Book Value (“TBV”) ratios well in excess of PrivateBancorp’s peers.

Table 2: Fairness Opinion Valuation Metrics

PrivateBancorp ($47.00, initial merger consideration value)	17.1x 2017E EPS 2.1x SBV 2.2x TBV
Median of Goldman’s 18 peers (as of 6/24/16)	12.8x 2017E EPS 1.2x SBV 1.8x TBV
Median of Sandler’s 20 peers (as of 6/24/16)	12.4x 2017E EPS 1.1x SBV 1.6x TBV

However, if one were to recalculate those same valuation metrics today and compare PrivateBancorp to its peers using current market valuations, one can reasonably conclude that the merger consideration no longer values PrivateBancorp’s sharers at much of a premium. Furthermore, prior to the announcement of the CIBC Merger, PrivateBancorp’s shares already traded at a premium to many of its peers (Table 3). We therefore believe it reasonable to conclude that PrivateBancorp’s shares are trading today at a price below that at which they would trade absent the merger agreement with CIBC.

Table 3: PrivateBancorp Premium vs Peers	2017E P/E	Price / SBV	Price / TBV

As Presented in the Proxy Statement (as of 6/24/16)[2]

PrivateBancorp ($37.34, close on 6/24/16)	13.6x	1.7x	1.8x
PrivateBancorp ($47.00, initial merger consideration value)	17.1x	2.1x	2.2x

Goldman peers (median)	12.8x	1.2x	1.8x
PrivateBancorp initial premium vs peers	4.3x	0.9x	0.4x

Sandler peers (median)	12.4x	1.1x	1.6x
PrivateBancorp initial premium vs peers	4.7x	1.0x	0.6x

Recalculated as of 11/30/2016 (source: Bloomberg)[3]

PrivateBancorp ($47.57, updated consideration value)	17.1x	2.0x	2.1x

Goldman peers (median)	17.2x	1.7x	2.2x
PrivateBancorp updated premium vs peers	- 0.1x	0.3x	- 0.1x

Sandler peers (median)	17.2x	1.4x	2.0x
PrivateBancorp updated premium vs peers	- 0.1x	0.6x	0.1x

Private Bancorp’s Share Price Has Been Anchored Due to the Proposed Merger

We believe that PrivateBancorp’s shares have underperformed the averages of two diversified groups of companies deemed comparable to it by Goldman Sachs and Sandler O’Neill because:

•	40% of the merger consideration is a fixed amount of cash, and
•	60% is in the form of CIBC shares, which have appreciated only 2% since June 28, 2016.

Financial media and Wall Street analysts appear to attribute the recent material share price appreciation of US mid-tier banks to the fact that the interest rate and regulatory environments under a Trump administration are expected to be favorable to smaller banks. It is hard to conceive of a reason that, absent the CIBC Merger, the shares of PrivateBancorp, a premier Chicago based, asset sensitive bank with a C&I loan book primed to benefit from rising short term interest rates, would not have appreciated at least commensurately with the 40% average share price appreciation achieved by its peers. Had PrivateBancorp’s shares increased by 40% since June 28, 2016, its share price would be $50.30 before any takeover premium.

For the aforesaid reasons, we believe that the CIBC Merger woefully shortchanges PrivateBancorp shareholders. We applaud ISS for rejecting a ‘rubber-stamp’ approach and we challenge Glass Lewis and Egan Jones to reassess the CIBC Merger through the same pragmatic lens. We urge you to preserve your ability to receive full and fair value for your investment in PrivateBancorp by voting against the CIBC Merger at the upcoming Special Meeting. Do not leave money on the table. Send a message to the boards of PrivateBancorp and CIBC that you believe the merger consideration offered by CIBC to be woefully inadequate.

Sincerely,

Paul J. Glazer

President and Chief Investment Officer

Glazer Capital, LLC

Mark Ort

Portfolio Manager

Glazer Capital, LLC

FORWARD-LOOKING STATEMENTS

Certain statements contained in this letter, and the documents referred to in this letter, are “forward-looking statements” and are prospective. These statements may be identified by their use of forward-looking terminology such as the words “expects”, “projects”, “believes”, “anticipates”, “intends” or other similar words. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements are subject to inherent risks and uncertainties surrounding future expectations. Important factors that could cause actual results to differ materially from the expectations set forth in this letter include, among other things, the factors identified under the section entitled “Risk Factors” of PrivateBancorp's special meeting proxy statement and other risk factors contained in PrivateBancorp's Annual Report on Form 10-K for the year ended December 31, 2015. Such forward-looking statements should therefore be construed in light of such factors, and Glazer Capital is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

About Glazer Capital, LLC

Glazer Capital LLC, a Registered Investment Adviser with the U.S. Securities and Exchange Commission, is a New York City based investment management firm founded by Paul J. Glazer in 1999. We aim to achieve stable and superior performance in all market environments through our disciplined investment approach and research driven methodology.

Contact: David A. Barlow, 212-808-7304

1 CIBC Press Release, June 29, 2016, https://www.sec.gov/Archives/edgar/data/889936/000089882216000377/pressrelease.htm

2 Joint PrivateBancorp / CIBC Proxy Statement / Prospectus, October 31, 2016, https://www.sec.gov/Archives/edgar/data/1045520/000104746916016410/a2230158z424b3.htm

3 Recalculations performed using data and median estimates from the Bloomberg Professional service

PLEASE NOTE: This is not a solicitation of authority to vote your proxy. Glazer Capital, LLC is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.